  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant’s name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein is a copy of a presentation given by the Company at its Earnings Conference Call held on May 13, 2008 to discuss its financial results for the First Quarter 2008.

First Quarter 2008 Earnings Call
May 13, 2008

Forward - looking statements & EBITDA
• Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
• Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007
• Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies. The Company believes that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the
Company has included references to EBITDA in this presentation. A reconciliation of EBITDA, Adjusted EBITDA and Segment EBITDA to US GAAP measures is available on the Appendix of this presentation

(In USD 000's)	1Q 08	1Q 07	% Change
Revenues	$67,401	$45,426	48%
EBITDA(1)	$34,257	$16,513	107%
Ex-items			
		-	-
Cash Losses / Settlements on FFAs already accounted			
Adjusted EBITDA(1)	22,538	16,513	36%
Net Income	$17,339	$1,964	783%
EPS (In USD)	$0.52	$0.07	643%
Ex-items			
		-	-
		-	-
Adjusted Net Income	$5,835	$2,754	112%
Adjusted EPS (In USD)	$0.18	$0.10	80%

➢ Board of Directors approved a share buy-back program of up to $50.0 million
 • 638,971 shares bought to date
➢ Signed a Mandate Letter with International Finance Corporation (IFC) to process a possible financing of up to $50.0 million to cover part of our CAPEX Program in the River Business
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the
Appendix in this presentation
Non-Cash Gains on FFAs
(6,311)
for in our Dec 31, 07 Financial Results
(5,408)
-
-
Non-Cash Gains on FFAs
(6,311)
Cash Settlements on FFAs
(5,408)
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
215
790
-73%
1Q 2008 Ultrapetrol’s Highlights

➢ 14% increase in volumes loaded as compared to 1Q 2007
➢ Thirty barges and one pushboat purchased in the US already arrived in the Hidrovia, and are fully operational as from 2Q 2008
➢ Further load-out of 27 barges and two pushboats currently taking place
➢ Received first six heavy fuel engines out of the 24 included in our re-engining project
➢ Contracted with a shipyard in Argentina to construct the hull of an 8,325 HP pushboat
➢ Barge enlargement program continues à 44 barges processed out of a total of 130 targeted by the end of 2010
➢ Ongoing construction of new barge building yard àcurrently receiving equipments for installation and construction progressing as planned
➢ The Upper Paraguay River recovered normal water levels early in 1Q 2008
➢ Unaffected by conflict in Argentina between Government and farmers
1Q 2008 & Year to Date
River Business Developments

FINANCIAL HIGHLIGHTS (In USD 000's)	1Q 08	1Q 07	% Change
Revenues	$27,156	$21,528	26%
Voyage Expenses	(13,555)	(8,642)	57%
Running Costs	(7,954)	(5,539)	44%
G&A	(1,820)	(1,602)	14%
Other, net	(304)	(129)	136%
Segment EBITDA[1]	$3,523	$5,616	-37%
Barge Positioning Adjustment	3,142	500	528%
Pro Forma Segment EBITDA

Voyage Expenses Year-on-Year Increase
$4,913
Increase in Fuel Expense(2) = $4,013
Increase in Other Voyage Expenses(2) = $900
➢ $3,342 due to fuel price
➢ $671 due to quantity
consumed
	1Q 08	1Q 07	Difference
Other Voyage Expenses (Excludes Fuel) - ($ / Ton)	$3.18	$2.80	14%
Running Costs ($ / Ton)	$6.97	$5.53	26%
Cost Increase per metric ton loaded(2)
(2) Source: Company calculations / data
(1) A reconciliation of Segment EBITDA and Pro Forma Segment EBITDA excluding Barge Positioning to US
GAAP measures is available on the Appendix in this presentation
Volumes (In Metric Tons)
1,143,081
1,001,690
14%
excluding Barge Positioning
(1)
$6,665
$6,116
9%
Year-on-Year River Business Highlights

	1Q 08	1Q 07	Difference
Average Freight Rate ($ / Ton)	$25.88	$21.03	23%
Difference	$4.85
Of which
Fuel explains	$3.20, or 15%
Average price increases and cargo mix explains	$1.65 or 8%
$21.03
$25.88
(1) Source: Company calculations / data
+15%
+8%
15
17
19
21
23
25
27
1Q 07
1Q 08
Incidence of average price and cargo mix change in freight
increase
Incidence of fuel in freight increase
2007 Average freight rate
Freight Rates Increase Breakdown(1)

CAGR = 39%
Thousand Metric Tons

CAGR = 46%
Thousand Metric Tons

Source: FAS - USDA
Paraguayan Soybean Crop
Corumbá Mine Iron Ore Exports(1)
(1) Industry sources
614
895
6,200
7,000
3,640
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
2006
2007
2008E
224
145
131
340
259
410
0
50
100
150
200
250
300
350
400
450
1Q 07
1Q 08
January
February
March
Hidrovia Market Overview

➢ Construction in Brazil of our sixth vessel continues as planned à delivery expected by the end of 2008
➢ Steel cutting of vessels under construction in India has commenced and corresponding payment has been made
➢ Building contracts in China have been completed and down payments have been made on first two hulls
➢ Total of five vessels operated during 1Q 2008:
 ➢ Brazilian Market
 • Two vessels committed long term until 2Q 2009
 ➢ North Sea Market
 • One vessel committed long term until 2Q 2009
 • One vessel committed until August 2008
 • One vessel in the spot market
1Q 2008 & Year to Date Offshore
Supply Business Developments

GBP / Day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Spot
North Sea
20%
Committed
North Sea
40%
Committed
Brazil
40%

$ / Day

$ / Day

UP North Sea Fleet Daily Average Time Charter(2)
2006 - To date North Sea Spot Rates(1)
1Q 08 Fleet Employment Distribution(2)
UP Brazil Fleet Daily Average Time Charter(2)
Current Spot Rate(1)
(1) Source: Seabrokers; Current Spot Rate: company estimates on brokers’ figures
(2) Source: Company calculations / data
17,777
9,262
35,900
34,578
18,500
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
2006
2007
2008
30,634
31,414
30,588
26,645
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
21,556
23,224
22,523
23,978
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
Offshore Supply Market Overview

FINANCIAL HIGHLIGHTS (In USD 000's)	1Q 08	1Q 07	% Change
Revenues	$9,187	$8,395	9%
Voyage Expenses	(422)	(198)	113%
Running Costs	(3,937)	(2,623)	50%
G&A	(1,612)	(1,061)	52%
Other Operating Income [1]	1,900	-	-
Other, net	(240)	(139)	73%
Segment EBITDA[2]	$4,876	$4,374	11%
OPERATING HIGHLIGHTS			
Average Daily Revenues[1]	$27,861	$22,772	22%
Average Daily Running Costs	$7,577	$6,587	15%
# of Vessels	5	4	25%

(1) Includes recoveries from our delay and loss of hire insurance.
(2) A reconciliation of Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
Year-on-Year Offshore Supply
Business Highlights

Vessel	Deck Area	Year Built	Market	Contract	Expiry
UP Esmeralda	840 m	2005	North Sea	Spot Market	
UP Safira	840 m	2005	North Sea	Time Charter	Apr-09
UP Topazio	840 m	2006	North Sea	Time Charter	Aug-08
UP Agua-Marinha	840 m	2006	Brazil	Time Charter	Apr-09
UP Diamante	840 m	2007	Brazil	Time Charter	Apr-09

Vessel	Deck Area	Expected Delivery
UP Rubi	840 m	2008
Indian PSV 1	840 m	2009
Indian PSV 2	840 m	2009
Indian PSV 3	840 m	2010
Indian PSV 4	840 m	2010
Chinese PSV 1	1,020 m	2009
Chinese PSV 2	1,020 m	2010

Fleet in Operation
Fleet under Construction
2
2
2
2
2
2
2
2
2
2
2
2
Offshore Supply Fleet Overview

➢ During 1Q 2008 two of our three OBO vessels completed their old commitments at comparatively lower time charter rates and entered into new time charters tied to the 4TC Capesize Routes Index
➢ The third OBO vessel completed her previous charter on April 8, 2008, and entered into a similar Index-linked new time charter
➢ Our Capesize vessel, Princess Marisol, has been employed on the spot market at attractive rates
➢ During 1Q 2008 we bought 61 days, partially offsetting the 120 days previously sold in FFAs for February and March 2008 positions.
➢ As from 2Q 2008 (provided our future FFA positions continue to qualify as cash flow hedges) we no longer expect to register in our Income Statement non cash losses resulting from the mark-to-market of our FFA transactions
➢ We have added in 2Q 2008 a fourth 11,299 dwt, 2006-built product tanker, MT
Austral, to our South American operation under a 3-year bareboat charter
1Q 2008 & Year to Date
Ocean Business Developments

FINANCIAL HIGHLIGHTS (In USD 000s)	1Q 08	1Q 07	% Change
Revenues	$31,058	$12,753	144%
Voyage Expenses	(982)	(329)	198%
Running Costs	(8,142)	(3,855)	111%
G&A	(1,802)	(1,617)	11%
Non-Cash Gains on FFAs	6,311	-	-
Other, net	106	232	-54%
Segment EBITDA[1]			
Non-Cash Gains on FFAs	(6,311)	-	-
Adjusted Segment EBITDA[1]	$14,830	$7,184	106%

➢ Additional vessels operating on the 1Q 08:
 - Princess Marisol, Amadeo and partially Alejandrina represent $3.5 million of the difference in Running Costs
(1) A reconciliation of Segment EBITDA and Adjusted Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
$26,549
$7,184
270%
Cash Losses / Settlements on FFAs
already accounted for in our Dec 31,
2007 Financial Results
(5,408)
-
-
Year-on-Year Ocean Business Highlights

Avg. ‘07
TC(2)
Avg. 1Q
08 TC(3)
Avg. FY
‘08 TC(4)
OBO Fleet Average Daily Time Charter Rates(1)
OBO Fleet Gross Profit Contribution(1), (3), (5), (6),(7)
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Excludes Non Cash Losses on FFAs
(3) Excludes Non Cash Gains on FFAs
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of May 8, 2008 to value all “Non-Covered” (days on calendar year multiplied by three OBO vessels less number of FFAs contracted days discounted by 25%) available days in 2008
(6) Assumes no off hire or time loss under repairs
(7) Assumes Running Costs of 1Q 08 remain constant for the balance of the year
2007
2008 Est.(6)
Source: Company
calculations and estimates
35,262
29,221
57,193
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Actual
Projected
$27.0 M
$27.0 M
$19.8 M
$5.9 M
0
10
20
30
40
50
60
2008 Contribution of days not covered by FFAs
2008 Contribution of days covered by FFAs
2007 Gross Profit Contribution
OBO Fleet Average TC and
Gross Profit Contribution

Avg. 1Q
08 TC
Avg. FY ‘08
TC(2), (3)
1Q 08
FY 08(3), (5), (6)
Princess Marisol Average Time
Charter Rates(1)
Princess Marisol Gross
Profit Contribution(1), (4)
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Uses known COAs and charters until April 08 inclusive and future settlement values as of May 8, 2008 to value all “non-chartered” available days between May and December 2008
(3) Includes 15 days off hire of scheduled repairs in May 2008, and 45 days of special survey during 4Q 08
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes Running Costs of 1Q 08 remain constant for the balance of the year
(6) Running Costs include expenses of the May and the 4Q 08 scheduled repairs
115,958
108,529
80,000
90,000
100,000
110,000
120,000
130,000
Actual
Projected
$8.7 M
$27.0 M
0
5
10
15
20
25
30
35
40
Actual
Projected
Princess Marisol TC and
Gross Profit Contribution

➢ We sold 547.5 days of the 4TC Capesize Routes Index at USD 91,833 per day.
➢ When added to the 180 days previously sold at USD 51,000, we have covered a total of 727.5 days in 2009 at an average of USD 81,730 of the index vessel.
➢ Assuming a 25% discount, the FFAs sold for 2009 provide cover for 933 days of our fleet at an average time charter rate of USD 61,297 per day.
➢ Assuming each of our OBO vessels will have to undergo drydocks / special surveys in 2009, the total number of available OBO vessels days in 2009 is estimated at 1,005.
➢ The FFAs we have sold for 2009 represent 93% of the available capacity of the OBO fleet under the assumptions described above.
OBO Fleet Gross Profit Contribution(1), (2), (3), (4), (5)
(1) The values in this graph is based on estimates
 and assumptions and consequently may change
(2) Gross Profit Contribution = Revenues - Voyage
 Expenses - Running Costs
(3) Assumes a 25% discount for our vessels from the
 futures market index’s typical vessel and uses the
 future settlement values as of May 8, 2008 to
 value all “non-covered” available days in 2008
 and 2009
(4) Assumes Running Costs of 1Q 08 remain
 constant for the balance of the year
(5) Includes corresponding off hire days due to
 scheduled dry docks for all our three OBO
 vessels
Source: Company calculations and estimates
52.7
52.7
27.0
0
20
40
60
2007
2008
2009
Contribution of days not covered by FFAs
Contribution of days covered by FFAs
2007 Gross Profit Contribution
FFAs 2009

Vessel Name
Description
DWT
Year Built
Contract
Expiry
Princess Nadia
152,328
1987
BCI 4TC Related Time Charter
Aug / Oct 08
Princess Susana
152,301
1986
BCI 4TC Related Time Charter
Aug / Oct 08
Princess Katherine
164,100
1986
BCI 4TC Related Time Charter
Jan / Mar 09
Princess Marisol
166,013
1984
BCI 4TC Related Time Charter
Jun 08
Miranda I
6,575
1995
Time Charter
Sep 08
Alejandrina
9,219
2006
Time Charter
Nov 08
Amadeo
39,530
1996
Time Charter
May 10
Austral
11,299
2006
Time Charter
Jul 08
Alianza/ G3
43,164
1993
Under repairs in Argentina
Suezmax OBO /
Capesize Vessels
Handysize /
Product Tankers
Ocean Fleet Overview

Capesize Orderbook - Dec 2007
Baltic Forward Assessment - May 8, 2008
Period	Route Average
May/June 2008	165,000
3Q 2008	144,813
4Q 2008	141,500
1Q 2009	122,000
2Q 2009	113,313
Cal 2009	101,922
Cal 2010	69,375
Source: Baltic Exchange
4TC Capesize Routes
Source: Baltic
Exchange
Source: Howe Robinson dry cargo market annual review 2007
21,291
192,198
186,393
0
50,000
100,000
150,000
200,000
250,000
2004
2005
2006
2007
2008
248
132
57
55
55
0
50
100
150
200
250
300
2006
2007
2008
2009
2010
Drybulk Industry Overview

➢ One vessel, Blue Monarch, in operation
➢ Remained in lay up during 1Q 2008; dry docked and repaired for European season
➢ Started cruising on 7-day and 14-day cruises in the Aegean Sea on April 23, 2008
➢ Second quarter seasonally slower in the Aegean; expected to improve in peak months of European summer (July - September, 2008)
➢ Overall 2008 performance expected to improve with respect to last year
1Q 2008 Passenger Business Highlights

(1) Includes a 7,500 BHP ocean-going tug, the Alianza Campana
RIVER FLEET
Number
Capacity
Pushboats
(1)
29
104,400 BHP
Pushboats Under Construction
1
8,325 BHP
Dry Barges
547
894,700 Dwt
Tank Barges
44
95,578 m
3
Transfer Station
1
35,000 Dwt
OFFSHORE SUPPLY FLEET
Number
Deck Area
PSVs in Operation
5
4,200 m
2
PSVs Under Construction
7
6,240 m
2
TOTAL OFFSHORE SUPPLY FLEET
12
-
OCEAN FLEET
Number
Capacity
Capesize / OBOs
4
634,742 Dwt
Handysize / ProductTankers
4
66,623 Dwt
Semi-Integrated Tug / Barge Unit
1
43,164 Dwt
TOTAL OCEAN FLEET
9
744,529 Dwt
PASSENGER FLEET
# of Cabins
Lower Berths
Blue Monarch
241
450
ULTRAPETROL OWNED FLEET AS OF APRIL 30, 2008
Current Fleet List

This table is provided as a general guide of expected Capital Expenditure under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Per Segment (In USD Million)
2008
2009
2010
Total
River Business
 Barge enlargement
12
12
12
36
 Barge building yard
18
28
28
74
 Re-engining project
14
25
7
46
 Barges / tugs acquisitions &
 bottom replacement program
27
4
-
31
Total River Business
71
69
47
187
Offshore Supply Business
 Brazilian PSV (UP Rubi)
7
-
-
7
 Indian PSVs (x4)
23
26
13
62
 Chinese PSVs (x2)
22
22
-
43
Total Offshore Supply Business
52
48
13
113
Ocean Business
 Product tanker 1
17
-
-
17
 Product tanker 2
-
17
-
17
Total Ocean Business
17
17
-
34
Total Company
140
134
60
333
Expected Expansion CAPEX Program

➢ Offshore Supply
 ▪ We expect Offshore Supply
 Business revenues to grow
 substantially as from 2009
 consistent with scheduled
 deliveries of new PSVs
 ▪ Current market rate scenario
 strong with one vessel on the spot
 market and other becoming
 available for re-chartering in 3Q 08
➢ Ocean
 ▪ Vessels fixed physically / through
 FFAs for the rest of 2008 at time
 charter revenues level which we
 expect to be substantially higher
 than year ended December 31, 2007
 ▪ Added to our fleet a 166,013 dwt
 Capesize vessel, Princess Marisol
➢ Passenger
 ▪ Currently employed on 7-day and
 14-day cruises in the Aegean Sea;
 non core business, now only
 reduced to one smaller vessel
Business Outlook
➢ River
 ▪ Volumes on the River Business are
 currently growing; freight rate
 scenario has been stable / strong
 ▪ Our total transported cargo is
 expected to grow as we expand
 capacity
 ▪ Significant growth in fleet expected
 as from second half 2009 onwards

(In USD 000's)	1Q 08	1Q 07	% Change
Revenues	$67,401	$45,426	48%
Voyage Expenses	(15,232)	(9,928)	53%
D&A	(9,844)	(8,054)	22%
G&A	(5,331)	(4,493)	19%
Other Operating Income	2,051	63	-
Operating Income	18,249	8,368	118%
Financial Expenses	(6,447)	(5,097)	26%
Financial Income	442	190	133%
Net Income on FFAs	6,311	0	-
Investment in Affiliates	(174)	169	-
Income Taxes	(627)	(1,398)	-55%
Minority Interest	(240)	(139)	73%
Net Income	$17,339	$1,964	783%
EBITDA[1]	34,257	16,513	107%
Non-Cash Gains on FFAs	6,311	-	-
Cash Settlements on FFAs	5,408	-	-
Adjusted EBITDA[1]	$22,538	$16,513	36%
Adjusted Net Income	$5,835	$2,754	112%
Adjusted EPS	$0.18	$0.10	80%

(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Running Costs
(20,796)
(14,646)
42%
Other Expense
(175)
(129)
36%
EPS (In USD)
$0.52
$0.07
643%
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
215
790
-73%
Year-on-Year Ultrapetrol’s Income Statement

(In USD 000's)	First Quarter Ended March 31,		
	2008	2007	Percent Change
Revenues			
Attributable to Offshore Supply Business	9,187	8,395	9%
Attributable to Ocean Business	31,058	12,753	144%
		2,750	-100%
Total revenues	67,401	45,426	48%
Voyage expenses			
Attributable to River Business	(13,555)	(8,642)	57%
Attributable to Offshore Supply Business	(422)	(198)	113%
Attributable to Ocean Business	(982)	(329)	198%
Attributable to Passenger Business	(273)	(759)	-64%
Total voyage expenses	(15,232)	(9,928)	53%
Attributable to River Business	(7,954)	(5,539)	44%
Attributable to Offshore Supply Business	(3,937)	(2,623)	50%
Attributable to Passenger Business	(763)	(2,629)	-71%
Total running costs	(20,796)	(14,646)	42%
Amortization of Dry Dock & Intangible Assets	(1,412)	(2,108)	-33%
Depreciation of Vessels and Equipment	(8,432)	(5,946)	42%
Administrative and Commercial Expenses	(5,331)	(4,493)	19%
Other Operating Income	2,051	63	-
Operating Profit	$18,249	$8,368	118%

    Attributable to River Business
$27,156
$21,528
26%
    Attributable to Passenger Business
-
Running costs
   Attributable to Ocean Business
(8,142)
(3,855)
111%
Year-on-Year Ultrapetrol’s
Income Statement on a Per Segment Basis

(In USD 000's, except share and per share data)	First Quarter Ended March 31,		
Operating Profit	$18,249	$8,368	118%
Financial Income	442	190	133%
Net Income on FFAs	6,311	0	-
Other, net	(589)	(99)	495%
Income Taxes	(627)	(1,398)	-55%
Net Income	$17,339	$1,964	783%
Basic weighted average number of shares	33,170,208	28,000,000	-
EBITDA per Segment [1]			
River	$3,523	$5,616	-37%
Offshore Supply	$4,876	$4,374	11%
Ocean	$26,549	$7,184	270%
Passenger	($1,133)	($851)	33%
Total EBITDA [1]	$34,257	$16,513	107%
Non-Cash Gains on FFAs	(6,311)	-	-
Cash Losses / Settlements on FFAs already			
Adjusted EBITDA [1]	$22,538	$16,513	36%
Adjusted Net Income	$5,835	$2,754	112%
Adjusted Basic EPS	$0.18	$0.10	80%

(1) A reconciliation of EBITDA per Segment, Total EBITDA and Adjusted EBITDA to US GAAP
measures is available on the Appendix in this presentation
2008
2007
Percent Change
Financial Expenses
(6,447)
(5,097)
26%
Basic EPS
$0.52
$0.07
643%
accounted for in our Dec 31, 2007 Financial Results
(5,408)
-
-
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
215
790
-73%
Year-on-Year Ultrapetrol’s
Income Statement on a Per Segment Basis (cont’d)

(In USD 000's)	At March 31, 2008	At December 31, 2007	% Change
ASSETS			
Cash & Cash Equivalents	$41,957	$64,262	-35%
Accounts Receivables	17,983	15,680	15%
Other Current Assets	25,996	25,299	3%
Vessels and Equipment, Net	491,320	462,292	6%
Noncurrent Other Receivables	10,981	10,073	9%
Noncurrent Restricted Cash	19,986	20,168	-1%
Other Non-current Assets	23,323	24,386	-4%
TOTAL ASSETS	$631,546	$622,160	2%
Accounts Payable	21,272	16,813	27%
Accrued Interest	6,440	2,579	150%
Current Portion of Long-term Financial Debt	20,804	17,795	17%
Other Current Liabilities	3,767	3,286	15%
Minority Interest	3,982	3,742	6%
Shareholder's Equity	254,943	253,142	1%
TOTAL LIABILITIES	$631,546	$622,160	2%

LIABILITIES
Long-term Financial Debt
309,300
314,140
-2%
Deferred Income Tax Liability
11,038
10,663
4%
Ultrapetrol’s Balance Sheet

Thank You
Q & A

($000)	Three Months Ended March 31,	
	2008	2007
Net Income	$17,339	$1,964
Plus		
Financial expense	6,447	5,097
Income taxes	627	1,398
Depreciation and amortization	9,844	8,054
[1]	$34,257	$16,513

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.
EBITDA
Appendix

($000)	Three Months Ended March 31, 2008				
	River	Offshore Supply	Ocean	Passenger	TOTAL
Segment operating profit	$772	$3,950	$15,429	($1,902)	$18,249
Depreciation and amortization	3,055	1,166	4,854	769	9,844
Investment in affiliates / Minority interest	(124)	(240)	(50)	0	(414)
Other, net	(180)	-	5	-	(175)
Net income on FFAs	-	-	6,311	-	6,311
	$3,523	$4,876	$26,549		$33,815
Items not included in segment EBITDA					
Financial income					442
Consolidated EBITDA					$34,257
Adjustments:					
Non-cash gains on FFAs			(6,311)		(6,311)
Cash settlements on FFAs			(5,408)		(5,408)
Adjusted Consolidated EBITDA					$22,538

Segment EBITDA
($1,133)
Appendix (cont’d)

($000)	Three Months Ended March 31, 2007				
	River	Offshore Supply	Ocean	Passenger	TOTAL
Segment operating profit	$3,480	$3,609	$3,258	($1,979)	$8,368
Depreciation and amortization	2,285	904	3,738	1,127	8,054
			165	-	
			22		
Segment EBITDA	$5,618	$4,374	$7,183	($852)	$16,323
Items not included in segment EBITDA					
Financial income					190
Consolidated EBITDA					$16,513

Investment in affiliates / Minority
4
(139)
30
Other, net
(151)
-
-
(129)
Net income on FFAs
-
-
-
-
-
Appendix (cont’d)

2008	2007
Segment operating profit	$772	$3,480
Depreciation and amortization	3,055	2,285
Investment in affiliates / Minority interest	(124)	4
Segment EBITDA	$3,523	$5,618
Adjustments:		
Barge Positioning	3,142	500
Pro Forma Segment EBITDA excluding Barge Positioning	$6,665	$6,118

Ocean Business Segment EBITDA Reconciliation (in $000)	Three Months Ended March	
	2008	2007
Segment operating profit	$15,429	$3,258
Depreciation and amortization	4,854	3,738
		165
Other, net	5	22
Non-cash gains on FFAs	6,311	-
Segment EBITDA	$26,549	$7,183
Adjustments:		
Non-cash gains on FFAs	6,311	-
Cash settlements on FFAs	5,408	-
Adjusted Segment EBITDA	$14,830	$7,183

River Business Segment EBITDA Reconciliation (in $000)
Other, net
(180)
(151)
Three Months Ended March
Investment in affiliates / Minority interest
(50)
Appendix (cont’d)

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: May 13, 2008	By:	/s/ Felipe Menendez R.
Felipe Menendez R.
Chief Executive Officer